Exhibit 21.1

Subsidiaries of Scilex Holding Company

Name	State or Jurisdiction of Incorporation or Organization
Scilex, Inc.	Delaware
Scilex Pharmaceuticals Inc.	Delaware
Semnur Pharmaceuticals, Inc.	Delaware
Semnur, Inc.	Delaware
Semnur (BVI), Limited	British Virgin Islands
Scilex (BVI), Limited	British Virgin Islands
SCLX Stock Acquisition JV LLC	Texas
SCLX DRE Holdings LLC	Delaware
Scilex Bio, Inc.	Delaware